UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras about fertilizer plants leasing

Rio de Janeiro, November 21, 2019 – Petróleo Brasileiro S.A. – Petrobras reports that today it has signed with Proquigel Química S.A., a company of Unigel Group, lease agreements of its fertilizer plants in Bahia (Fafen-BA) and Sergipe (Fafen-SE), for the total amount of R$ 177 million for a period of 10 years, renewable for the same term.

Leases will become effective upon approval by the Administrative Council for Economic Defense (CADE) and the issuing of mandatory operation permits for Proquigel Química.

The units leasing process followed the provisions of Federal Law 13,303/2016 (State-Owned Companies Law).

This transaction is in line with the portfolio optimization and the improvement of the company’s capital allocation, aiming at creating value for our shareholders.

About the units

Fafen-BA is a nitrogen fertilizer unit located at the Camaçari Petrochemical Complex in the state of Bahia, with a total urea production capacity of 1,300 tons/day. It also sells ammonia, carbon dioxide and automotive liquid reducing agent (Arla 32).

Fafen-SE, located in Laranjeiras, in the state of Sergipe, has a total urea production capacity of 1,800 tons/day. It also sells ammonia, carbon dioxide and ammonium sulfate.

About Unigel Group

Unigel is a 100% Brazilian company and one of the largest petrochemical companies in the country, operating in the styrenics, acrylics and fertilizers businesses. It has industrial units in Brazil and Mexico and its client base include multiple industrial segments, such as: pulp and paper, textiles, electronics, packaging, home appliances, construction, automotive, agribusiness, mining and chemicals, both operating in Brazil and abroad.

Proquigel is a subsidiary of Unigel, whose main product lines are: acrylonitrile, methacrylate, mining products and fertilizers, being the largest national producer of ammonium sulfate.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: “anticipates”, “believes”, “expects”, “predicts”, “intends”, “plans”, “projects”, “aims”, “should,” and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 21, 2019.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer